UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CoConnect, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

19188W 301

(CUSIP Number)

Henrik Oerbekker

94, rue des Aubepinés

L-1145 Luxembourg

LUXEMBOURG

(+352) 661 366 003

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 23, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19188W 301	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Henrik Oerbekker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

331,000
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

331,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

331,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%
14.	TYPE OF REPORTING PERSON (see instructions)

CO

CUSIP No. 19188W 301	13D	Page 3 of 4 Pages

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 1, 2014 (the “Original Schedule 13D”) with respect to the shares of common stock, par value $0.001 per share (“Shares”), of CoConnect, Inc., a Nevada corporation (the “Issuer”). Capitalized terms not otherwise defined herein have the meanings set forth in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended and restated to read as follows:

As of the date of this Amendment, the Reporting Person beneficially owned 331,000 Shares, constituting 10.2% of the outstanding Shares. The percentage of Shares owned is based upon 3,239,428 Shares outstanding as of March 23, 2015, as indicated by inquiry of the Issuer’s transfer agent.

The Reporting Person may be deemed to have beneficial ownership of, and shared voting and dispositive power over, the following shares, totaling 331,000 Shares: (1) 125,000 shares held in the name of PW Europe, of which the Reporting Person is a Director; (2) 61,000 Shares acquired by the Reporting Person and gifted to his children Frederikke Oerbekker (15,250 Shares), Sascha Oerbekker (15,250 Shares), Sandra Oerbekker (15,250 Shares) and Sophie Oerbekker (15,250 Shares), over all of which the Reporting Person disclaims voting and dispositive power; and (3) 145,000 Shares held in the name of Richway Finance Limited, of which the Reporting Person is a Managing Director. The Shares described in clauses (1) and (2), and 125,000 of the Shares described in clause (3), were acquired on May 1, 2014, as described in Item 3 of this Schedule. 20,000 of the Shares described in Clause (3) were acquired on March 23, 2015 directly from the Issuer at a purchase price of $1.00 per Share cash. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

As described in Item 5 of the Original Schedule 13D, on May 1, 2014, 120,000 Shares were acquired by PacificWave Partners UK Ltd., of which the Reporting Person is a director and the children of the Reporting Person are the shareholders. On June 23, 2014, 57,500 of these Shares were transferred to an unaffiliated person as compensation for consulting services rendered. The remaining 62,500 Shares were transferred to an unaffiliated person on February 27, 2015 as compensation for services rendered.

CUSIP No. 19188W 301	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Henrik Oerbekker
Henrik Oerbekker